Third Quarter 2024 The Bank of N.T. Butterfield & Son Limited Earnings Presentation October 23, 2024

2 Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases, our dividend payout target, our fee/income ratio, our OCI burndown, and affordability for borrowing customers and business activity levels, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward- looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward- looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. Presentation of Financial Information: Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

3 Agenda and Overview Ten International Locations Butterfield Overview Michael Collins Chairman and Chief Executive Officer Craig Bridgewater Group Chief Financial Officer Michael Schrum President and Group Chief Risk Officer • Leading Bank in Attractive Markets • Strong Capital Generation and Return • Resilient, Capital Efficient, Diversified Fee Revenue Model • Efficient, Conservative Balance Sheet • Experienced Leadership Team • Overview • Third Quarter 2024 Financials • Q&A Presenters Agenda • Leading market positions in Bermuda & Cayman • Expanding retail offerings in The Channel Islands • Well-secured lending in all markets • Award winning banking and wealth management offerings ESG Membership Awards

4 Third Quarter 2024 Highlights Net Income (In US$ millions) Return on Equity (In US$ millions) vs. Q2 2024 vs. Q3 2023 Q3 2024 $ % $ % Net Interest Income $ 88.1 $ 0.6 $ (2.1) Non-Interest Income 56.0 0.4 4.0 Provision for Credit Losses (1.3) (0.8) (0.8) Non-Interest Expenses* (90.0) 2.1 2.9 Other Gains (Losses) (0.1) (0.1) (0.1) Net Income $ 52.7 $ 2.1 4.2% $ 4.0 8.1 % Non-Core Items** 0.1 0.7 (8.1) Core Net Income** $ 52.8 $ 1.4 2.7% $ (4.1) (7.2) % • Net income of $52.7 million, or $1.16 per share • Core net income** of $52.8 million, or $1.16 per share • Return on average common equity of 20.3%; core return on average tangible common equity** of 22.5% • Net Interest Margin of 2.61%, cost of deposits of 1.91% • Cash dividend rate of $0.44 per common share during the quarter • Repurchases of 1.0 million shares at an average price of $37.00 per share * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure $48.7 $53.5 $53.4 $50.6 $52.7 $57.0 $55.3 $55.0 $51.4 $52.8 Net income Core Net Income** Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 20.6% 22.5% 21.5% 20.7% 20.3% 26.1% 25.4% 24.5% 23.3% 22.5% Return on Equity Core Return on Average Tangible Common Equity** Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024

Financials

6 Net Interest Income before Provision for Credit Losses -Trend (In US$ millions) $90.2 $87.4 $88.1 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Net Interest Margin & Yields Income Statement Net Interest Income • Net interest income (“NII”) was higher versus the prior quarter primarily due to higher average interest earning assets, which were partially offset by higher deposit costs and lower treasury yields • Net interest margin (“NIM”) decreased by 3 basis points to 2.61% due to mix shift to term deposits and lower treasury yields, offset by increased yields on investments • Average interest earning assets increased by $114.0 million due to increased average deposit volumes. Investment volumes increased due to activation of cash and short-term securities into US Treasuries and Agency MBS securities. Loan volume was lower as a result of continued net repayments during the quarter (In US$ millions) Q3 2024 vs. Q2 2024 Avg. Balance Yield Avg. Balance Yield Cash, S/T Inv. & Repos $ 3,572.7 4.66% $ 103.9 (0.12) % Investments 5,239.2 2.39% 66.6 0.09 % Loans (net) 4,566.2 6.64% (56.5) (0.01) % Interest Earning Assets 13,378.1 4.45% 114.0 (0.01) % Interest Bearing Liabilities 9,986.3 (2.46) % 77.2 (0.03) % Net Interest Margin 2.61% (0.03) %

7 Non-Interest Income Trend (In US$ millions)(In US$ millions) Q3 2024 vs. Q2 2024 Asset management $ 9.5 $ 0.6 Banking 14.4 0.6 Foreign exchange revenue 12.2 (0.4) Trust 15.8 0.3 Custody and other 3.5 0.1 Other 0.7 (0.9) Total Non-Interest Income $ 56.0 $ 0.4 $52.0 $55.6 $56.0 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 • Total non-interest income was up $0.4 million versus the prior quarter, primarily due to higher card volume, one-off loan prepayment fees and increases in asset management income from fees associated with higher asset valuations. The increases were partially offset by lower unclaimed customer balances recognized into income versus the prior quarter • The fee income ratio was 39.2% in the third quarter of 2024 which compares favorably to historical peer* averages and the 39.0% in the prior quarter Income Statement Non-Interest Income * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

8 Core Non-Interest Expense* Trend (In US$ millions) Core Non-Interest Expenses* vs. Q2 2024 (In US$ millions) Q3 2024 $ % Salaries & Benefits** $ 44.7 $ — (0.1) % Technology & Comm. 16.5 (0.4) (2.3) % Professional & O/S Services 4.7 (1.4) (22.7) % Property 8.6 0.3 3.9 % Indirect Taxes 5.5 — (0.3) % Marketing 1.3 (0.3) (18.6) % Intangible Amortization 1.9 0.1 2.8 % Other 5.6 0.1 1.5 % Total Core Non-Interest Expenses* $ 88.6 $ (1.7) (1.8) % Non-Core Expenses* 0.1 (0.7) (85.4) % Non-Interest Expenses $ 88.8 $ (2.4) (2.6) % $84.3 $90.3 $88.6 58.3% 61.8% 60.2% Core Efficiency Ratio* Core Non-Interest Expenses* Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 • Core non-interest expenses* were lower than the prior quarter primarily due to decreased professional services costs • Core efficiency ratio* of 60.2% was below the prior quarter and in-line with the Bank’s through-cycle core efficiency ratio target of 60% * See the Appendix for a reconciliation of the non-GAAP measure ** Includes Non-Service Employee Benefits Expense Income Statement Non-Interest Expenses

9 Balance Sheet Total Assets (In US$ billions) • Period end deposit balances increased by $0.7 billion to $12.7 billion compared to December 31, 2023 • Average deposit balances increased by $0.6 billion over the fourth quarter of 2023 to $12.4 billion • Butterfield’s balance sheet remained low in risk density (risk weighted assets/total assets) at 33.2% vs Q4 2023 (In US$ millions) Q3 2024 Q4 2023 % Cash and cash equivalents $ 2,067 $ 1,647 26 % Reverse Repos & S/T Investments 1,750 1,225 43 % Investments 5,468 5,292 3 % Loans (net) 4,648 4,746 (2) % Other Assets 441 464 (5) % Total Assets $ 14,373 $ 13,374 8 % Int. Bearing Deposits $ 10,317 $ 9,330 11 % Non-Int. Bearing Deposits 2,420 2,657 (9) % Other Liabilities 571 384 49 % Shareholders’ Equity 1,064 1,004 6 % Total Liab. & Equity $ 14,373 $ 13,374 8% $13.2 $13.9 $14.4 $5.3 $5.2 $5.5 $4.7 $4.6 $4.6 Total assets Investments Loans Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 $11.9 $12.5 $12.7 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Total Deposits (In US$ billions)

10 Asset Quality Non-Accrual Loans (In US$ millions) $59.4 $70.0 $89.6 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 Res Mtg 69.1% Consumer 4.2% Comm’l R/E 12.7% Other Comm’l 7.9% Government 6.0% Loan Distribution 0.04% 0.01% 0.03% Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 0.00% 0.05% 0.10% 0.15% 0.20% Net Charge-Off Ratio $4.6 billion $5.5 billion Investment Portfolio Rating Distribution • 69% of the total loan portfolio consists of full-recourse residential mortgages of which 80% have loans-to-values below 70% • Non-accrual loans increased to 1.9% of gross loans, up from 1.5% in the prior quarter driven by a residential mortgage in the Channel Islands and UK segment • Allowance for credit losses at $25.8 million represented an ACL/Total loans ratio of 0.6%, consistent with the prior quarter • The net charge-off ratio continues to be low at 0.03% of total gross loans AAA 0.3% AA 99.7%

11 Interest Rate Sensitivity Interest Rate SensitivityAverage Balance - Balance Sheet Average Balances (US$Mil) Weighted Average Life Q3 2024 vs. Q2 2024 Duration vs. Q2 2024 Cash & Reverse Repos & S/T Invest. $ 3,572.7 $ 103.9 0.1 — N/A AFS 1,907.3 110.2 3.4 0.1 4.2 HTM** 3,331.9 (43.5) 6.5 — 8.7 Total $ 8,811.9 $ 170.6 (5.0)% 3.5% 5.7% (1.3)% 1.4% 2.8% NTB US Peer Median * -100bps +100bps +200bps • Total investment portfolio duration remained consistent at 5.2 years compared to the prior quarter • Interest rate sensitivity increased compared to the previous quarter following the recent US Fed rate cuts and a modest increase in cash and short-term investments • Net unrealized losses on AFS securities improved versus the prior quarter end to $117.1 million as at September 30, 2024, compared with net unrealized losses of $176.8 million as at the end of the second quarter * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2024 comparative data is used as Q3 2024 peer information was not widely available at time of publication. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit lower prepayment speeds when assuming higher future rates.

12 Capital Requirements and Dividend Return Leverage Capital • Regulatory capital levels remain conservatively above minimum requirements • Quarterly dividend rate continues at $0.44 per common share • TCE/TA ratio of 6.8%, at the high end of the targeted range of 6.0% to 6.5% • Tangible book value per share increased by 9.3% to $21.90 primarily driven by improved OCI Regulatory Capital (Basel III) - Total Capital Ratio* 24.3% 13.5% 15.1% Butterfield Current BMA Minimum US Peer Median*** *** Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q2 2024 comparative data is used as Q3 2024 peer information was not widely available at time of publication. 7.9% 10.2% 6.8% 9.8% 1.1% 0.4% TCE/TA TCE/TA Ex Cash Butterfield - Current US Peer Median*** 53.7% 40.7% 38.1% 38.4% 2021 2022 2023 Q3 2024 Dividend Payout Ratio * In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years. ** 2024 is based on year-to-date dividend and earnings per share

Appendix

14 Group (US$ Billions) Bermuda (US$ Billions) Deposit Composition by Segment Cayman (US$ Billions) Channel Islands (US$ Billions) 22% 22% 21% 20% 19% 48% 47% 46% 47% 47% 30% 31% 33% 33% 34% $11.9 $12.0 $12.1 $12.5 $12.7 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 22% 25% 24% 23% 22% 52% 49% 50% 51% 45% 26% 26% 26% 27% 33% $3.8 $4.0 $3.9 $3.9 $3.8 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 37% 36% 35% 34% 34% 45% 42% 43% 45% 46% 18% 22% 22% 21% 19% $4.5 $4.5 $4.5 $4.6 $4.6 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 —% 1% —% 1% 1% 49% 50% 46% 46% 49% 51% 49% 54% 53% 50% $3.5 $3.5 $3.7 $4.0 $4.4 Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024

15 32% 29% 29% 29% 27% 18% 21% 23% 22% 21% 49% 50% 49% 49% 52% $3.4 $3.6 $3.6 $3.3 $3.2 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 Q3 2024 29% 26% 24% 21% 20% 5% 7% 9% 9% 10% 18% 18% 21% 22% 23% 49% 48% 46% 48% 48% $1.6 $1.4 $1.4 $1.3 $1.2 Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 2020 2021 2022 2023 Q3 2024 Residential Mortgage Loans (US$ Billions) Commercial Loans (US$ Billions) Loans 44% 39% 37% 37% 34% 18% 20% 24% 25% 24% 38% 41% 39% 38% 42% $5.2 $5.2 $5.1 $4.7 $4.6 Bermuda Cayman UK and Channel Islands 2020 2021 2022 2023 Q3 2024 Loan Portfolio Composition by Originating Segment (US$ Billions) 20% 19% 43% 51% 48% 80% 81% 57% 49% 52% $5.2 $5.2 $5.1 $4.7 $4.6 Fixed Floating 2020 2021 2022 2023 Q3 2024 Fixed vs. Floating Rate Loans (US$ Billions)

16 Loan-to-Deposit Ratio Balance Sheet Asset Mix Liquidity: Cash & Cash Equivalents** to Total Assets 40% 40% 38% 37% 37% 68% 68% 69% 71% NTB US Peer Median* Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 20% 21% 24% 26% 27% 3% 4% 4% 4% NTB US Peer Median* Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 • Butterfield takes a conservative approach to managing the liquidity and funding risk profile of its balance sheet. This involves the retention of a significant liquidity holding of cash or cash equivalent balances, comprised of interbank deposits and short-dated sovereign Canadian, UK and US Treasury Bills, as well as maintaining significant liquidity facilities with correspondent banks • Butterfield also maintains capital, liquidity and funding buffers conservatively in excess of regulatory requirements * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. Q3 2024 peer information was not widely available at time of publication and therefore not included. ** Includes securities purchased under agreements to resell and short-term investments.

17 Balance Sheet Movements Deposit Composition by Currency (US$ billions)Deposit Movements (US$ millions) $190 $800 Change vs Q2 2024 Change vs Q4 2023 Loan Movements (US$ millions) Loan Composition by Currency (US$ billions) +15 +175 $60 $(100) Change vs Q2 2024 Change vs Q4 2023 Volume FX Translation 75% 73% 72% 19% 22% 21% 6% 6% 8% $11.9 $12.5 $12.7 USD / USD Pegged GBP Other Total deposits Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 62% 61% 59% 37% 38% 40% 1% 1% 1% $4.7 $4.6 $4.6 USD / USD Pegged GBP Other Total loans Q3 2023 Q4 2023 Q1 2024 Q2 2024 Q3 2024 -185 +85 +680 +120 -40 +100

18 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Assets Cash and cash equivalents $ 2,067 $ 2,390 $ 1,746 $ 1,647 $ 1,750 $ 1,795 $ 1,345 $ 2,101 $ 1,485 Reverse Repos & S/T Investments 1,750 1,289 1,480 1,225 893 729 1,263 944 995 Investments 5,468 5,168 5,168 5,292 5,319 5,546 5,665 5,727 5,805 Loans, Net 4,648 4,585 4,644 4,746 4,750 5,003 5,022 5,096 4,992 Other Assets 441 506 490 464 468 435 438 437 422 Total Assets $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 Liabilities and Equity Total Deposits $ 12,738 $ 12,548 $ 12,131 $ 11,987 $ 11,861 $ 12,192 $ 12,348 $ 12,991 $ 12,461 Long-Term Debt 99 99 99 98 98 98 172 172 172 Other Liabilities 472 293 304 285 297 269 275 278 311 Total Liabilities $ 13,309 $ 12,940 $ 12,533 $ 12,370 $ 12,257 $ 12,559 $ 12,796 $ 13,441 $ 12,944 Common Equity $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 Total Equity $ 1,064 $ 999 $ 995 $ 1,004 $ 923 $ 950 $ 937 $ 865 $ 755 Total Liabilities and Equity $ 14,373 $ 13,939 $ 13,528 $ 13,374 $ 13,180 $ 13,510 $ 13,733 $ 14,306 $ 13,699 Key Metrics CET 1 Ratio 22.1% 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3% 18.9 % Total Tier 1 Capital Ratio 22.1% 22.5% 22.6% 23.0% 23.4% 22.7% 22.2% 20.3% 18.9 % Total Capital Ratio 24.3% 24.8% 24.9% 25.4% 25.8% 25.1% 26.2% 24.1% 22.7 % Leverage ratio 7.1% 7.3% 7.5% 7.6% 7.8% 7.6% 7.2% 6.7% 6.4 % Risk-Weighted Assets (in $ millions) 4,776 4,668 4,648 4,541 4,522 4,628 4,604 4,843 4,780 Risk-Weighted Assets / total assets 33.2% 33.5% 34.4% 34.0% 34.3% 34.3% 33.5% 33.9% 34.9 % Tangible common equity ratio 6.8% 6.5% 6.7% 6.8% 6.5% 6.5% 6.3% 5.6% 5.0 % Book value per common share (in $) 24.09 22.12 21.53 21.39 19.20 19.34 18.80 17.42 15.21 Tangible book value per share (in $) 21.90 20.03 19.45 19.29 17.73 17.83 17.32 15.92 13.76 Non-accrual loans/gross loans 1.9% 1.5% 1.3% 1.3% 1.2% 1.2% 1.1% 1.2% 1.2 % Non-performing assets/total assets 1.5% 1.1% 1.2% 1.0% 0.8% 0.7% 0.6% 0.5% 0.5 % Allowance for credit losses/total loans 0.6% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5 % Balance Sheet Trends

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

Assets	Q3 2024 Average balance ($)	Q3 2024 Interest ($)	Q3 2024 Average rate (%)	Q2 2024 Average balance ($)	Q2 2024 Interest ($)	Q2 2024 Average rate (%)	Q3 2023 Average balance ($)	Q3 2023 Interest ($)	Q3 2023 Average rate (%)
Cash and cash equivalents, reverse repurchase agreements and short-term investments	$ 3,572.7	$ 42.0	4.66 %	$ 3,468.8	$ 41.4	4.78 %	$ 2,559.2	$ 28.8	4.47 %
Investment in securities	5,239.2	31.5	2.39 %	5,172.6	29.6	2.30 %	5,494.9	28.5	2.06 %
AFS	*1,907.3*	*12.7*	*2.64 %*	*1,797.1*	*10.8*	*2.41 %*	*1,926.0*	*8.8*	*1.81 %*
HTM	*3,331.9*	*18.9*	*2.24 %*	*3,375.4*	*18.8*	*2.24 %*	*3,568.9*	*19.7*	*2.19 %*
Loans	4,566.2	76.4	6.64 %	4,622.7	76.6	6.65 %	4,897.5	80.4	6.51 %
Commercial	*1,298.9*	*21.6*	*6.61 %*	*1,342.8*	*21.7*	*6.50 %*	*1,394.9*	*23.2*	*6.60 %*
Consumer	*3,267.3*	*54.8*	*6.66 %*	*3,279.9*	*54.8*	*6.71 %*	*3,502.6*	*57.2*	*6.47 %*
Total interest earning assets	13,378.1	150.0	4.45 %	13,264.1	147.6	4.46 %	12,951.6	137.7	4.22 %
Other assets	421.5			430.4			416.7		
Total assets	$ 13,799.6			$ 13,694.5			$ 13,368.3		
Liabilities									
Deposits - interest bearing	$ 9,805.8	$ (59.7)	(2.41)%	$ 9,807.6	$ (58.7)	(2.40)%	$ 9,340.4	$ (46.1)	(1.96)%
Securities sold under agreement to repurchase	81.9	(0.9)	(4.30)%	2.9	—	(4.83)%	—	—	— %
Long-term debt	98.6	(1.4)	(5.52)%	98.6	(1.4)	(5.58)%	98.4	(1.4)	(5.53)%
Interest bearing liabilities	9,986.3	(61.9)	(2.46)%	9,909.1	(60.1)	(2.43)%	9,438.8	(47.5)	(2.00)%
Non-interest bearing customer deposits	2,561.9			2,636.8			2,739.3		
Other liabilities	249.6			243.8			279.3		
Total liabilities	$ 12,797.8			$ 12,789.6			$ 12,457.4		
Shareholders' equity	1,001.9			904.9			910.9		
Total liabilities and shareholders' equity	$ 13,799.6			$ 13,694.5			$ 13,368.3		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,391.8			$ 3,355.0			$ 3,512.8		
Net interest margin		$ 88.1	2.61 %		$ 87.4	2.64 %		$ 90.2	2.76 %

19

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2024			2023				2022	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Interest Income	$ 88.1	$ 87.4	$ 87.1	$ 86.9	$ 90.2	$ 92.5	$ 97.4	$ 94.6	$ 91.2
Non-Interest Income	56.0	55.6	55.1	60.0	52.0	50.2	50.2	54.9	49.9
Prov. for Credit (Losses) Recovery	(1.3)	(0.5)	0.4	(1.7)	(0.5)	(1.5)	(0.7)	(1.6)	(0.8)
Non-Interest Expenses*	90.0	92.1	89.4	91.4	92.9	84.1	84.8	85.4	82.9
Other Gains (Losses)	(0.1)	0.1	0.2	(0.3)	—	4.0	0.1	0.6	0.1
Net Income	$ 52.7	$ 50.6	$ 53.4	$ 53.5	$ 48.7	$ 61.0	$ 62.2	$ 63.1	$ 57.4
Non-Core Items**	$ 0.1	$ 0.8	$ 1.6	$ 1.8	$ 8.2	$ (4.0)	$ —	$ 0.1	$ 0.2
Core Net Income**	$ 52.8	$ 51.4	$ 55.0	$ 55.3	$ 57.0	$ 57.0	$ 62.2	$ 63.2	$ 57.6

Key Metrics									
Loan Yield	6.64 %	6.65 %	6.58 %	6.68 %	6.51 %	6.42 %	6.23 %	5.79 %	5.05 %
Securities Yield	2.39	2.30	2.23	2.16	2.06	2.07	2.12	2.03	1.94
Cost of Deposits	1.91	1.89	1.78	1.72	1.52	1.27	1.10	0.78	0.34
Net Interest Margin	2.61	2.64	2.68	2.73	2.76	2.83	2.88	2.79	2.59
Core Efficiency Ratio**	60.2	61.8	59.8	60.5	58.3	57.6	56.0	55.6	57.0
Core ROATCE**	22.5	23.3	24.5	25.4	26.1	26.3	30.5	34.9	31.6
Fee Income Ratio	39.2	39.0	38.6	41.3	36.7	35.5	34.2	37.1	35.6
Fully Diluted Share Count (in millions of common shares)	45.6	46.3	47.2	48.1	49.1	49.9	50.1	50.0	49.8

* Includes income taxes

** See the reconciliation of non-GAAP measures on pages 23-24

20

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)

	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1	2022 Q4	2022 Q3
Non-Interest Income									
Asset Management	$ 9.5	$ 8.9	$ 8.8	$ 8.3	$ 8.0	$ 8.2	$ 7.9	$ 7.4	$ 7.4
Banking	14.4	13.8	14.3	18.6	14.1	12.6	13.6	17.5	14.1
FX Revenue	12.2	12.6	13.2	12.8	11.4	11.3	10.7	11.5	11.8
Trust	15.8	15.4	15.0	16.0	14.7	14.3	12.8	13.7	12.6
Custody & Other Admin.	3.5	3.4	3.3	3.3	3.3	3.3	3.3	3.4	3.3
Other	0.7	1.6	0.4	1.0	0.6	0.5	1.8	1.4	0.7
Total Non-Interest Income	$ 56.0	$ 55.6	$ 55.1	$ 60.0	$ 52.0	$ 50.2	$ 50.2	$ 54.9	$ 49.9
Non-Interest Expense									
Salaries & Benefits*	$ 44.7	$ 44.8	$ 43.8	$ 45.9	$ 51.3	$ 42.6	$ 43.7	$ 44.7	$ 42.0
Technology & Comm.	16.5	16.9	16.1	17.2	16.0	14.9	13.9	14.3	14.3
Professional & O/S Services	4.8	6.7	5.5	7.0	4.3	4.8	5.0	4.3	4.8
Property	8.6	8.2	8.7	8.7	7.7	7.5	7.4	8.0	7.9
Indirect Taxes	5.5	5.6	6.3	5.0	5.4	5.3	5.7	5.4	5.2
Marketing	1.3	1.6	1.3	1.7	1.5	1.7	1.5	1.8	1.5
Intangible Amortization	1.9	1.9	1.9	1.4	1.4	1.4	1.4	1.4	1.4
Other	5.6	5.5	4.9	5.2	4.8	5.4	5.3	4.7	4.9
Total Non-Interest Expense	$ 88.8	$ 91.1	$ 88.5	$ 92.2	$ 92.5	$ 83.5	$ 84.1	$ 84.7	$ 82.0
Income Taxes	1.2	0.9	0.9	(0.8)	0.4	0.5	0.7	0.7	0.9
Total Expense incld. Taxes	$ 90.0	$ 92.1	$ 89.4	$ 91.4	$ 92.9	$ 84.1	$ 84.8	$ 85.4	$ 82.9

*Includes non-service employee benefits

21

22 (in millions of US Dollars, unless otherwise indicated) 2024 2023 2022 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Q3 Salaries & Benefits* $ 44.7 $ 44.7 $ 42.5 $ 46.2 $ 43.4 $ 42.6 $ 43.7 $ 44.7 $ 42.0 Technology & Comm. 16.5 16.9 16.1 17.2 16.0 14.9 13.9 14.3 14.3 Professional & O/S Services 4.7 6.1 5.2 4.9 4.3 4.7 5.0 4.2 4.7 Property 8.6 8.2 8.7 8.7 7.7 7.5 7.4 8.0 7.9 Indirect Taxes 5.5 5.5 6.3 5.0 5.1 5.3 5.7 5.4 5.2 Marketing 1.3 1.6 1.3 1.7 1.5 1.7 1.5 1.8 1.5 Intangible Amortization 1.9 1.9 1.9 1.4 1.4 1.4 1.4 1.4 1.4 Other 5.6 5.5 4.9 5.2 4.8 5.4 5.3 4.7 4.9 Total Core Non-Interest Expense** $ 88.6 $ 90.3 $ 86.9 $ 90.4 $ 84.3 $ 83.6 $ 84.1 $ 84.5 $ 81.8 Income Taxes 1.2 0.9 0.9 (0.8) 0.4 0.5 0.7 0.7 0.9 Total Core Expense incld. Taxes** $ 89.8 $ 91.2 $ 87.8 $ 89.6 $ 84.7 $ 84.1 $ 84.8 $ 85.3 $ 82.8 * Includes non-service employee benefits ** See the reconciliation of non-GAAP measures on pages 23-24 Core Non-Interest Expense* Trends

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2024			2023	
		Q3	Q2	Q1	Q4	Q3
Net income	A	$ 52.7	$ 50.6	$ 53.4	$ 53.5	$ 48.7
Non-core (gains), losses and expenses						
Non-core expenses						
Early retirement program, voluntary separation, redundancies and other non-core compensation costs		—	0.2	1.3	(0.3)	8.2
Asset acquisition costs		—	—	—	1.9	—
Restructuring charges and related professional service fees		0.1	0.6	0.3	0.2	—
Total non-core expenses	C	$ 0.1	$ 0.8	$ 1.6	$ 1.8	$ 8.2
Total non-core (gains), losses and expenses	D=B+C	0.1	0.8	1.6	1.8	8.2
Core net income to common shareholders	E=A+D	$ 52.8	$ 51.4	$ 55.0	$ 55.3	$ 57.0
Average shareholders' equity		1,029.2	979.4	996.1	943.0	940.2
Average common equity	F	1,029.2	979.4	996.1	943.0	940.2
Less: average goodwill and intangible assets		(95.5)	(95.3)	(97.4)	(77.7)	(72.9)
Average tangible common equity	G	933.7	884.1	898.7	865.2	867.2
Return on equity	A/F	20.3 %	20.7 %	21.5 %	22.5 %	20.6 %
Core return on average tangible common equity	E/G	22.5 %	23.3 %	24.5 %	25.4 %	26.1 %
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	45.6	46.3	47.2	48.1	49.1
Earnings per common share fully diluted	A/H	1.16	1.09	1.13	1.11	0.99
Non-core items per share	D/H	—	0.02	0.04	0.04	0.17
Core earnings per common share fully diluted	E/H	1.16	1.11	1.17	1.15	1.16
Core return on average tangible assets						
Total average assets	I	$ 14,053.9	$ 13,790.9	$ 13,480.9	$ 13,157.0	$ 13,349.0
Less: average goodwill and intangible assets		(95.5)	(95.3)	(97.4)	(77.7)	(72.9)
Average tangible assets	J	$ 13,958.3	$ 13,695.6	$ 13,383.5	$ 13,079.2	$ 13,276.0
Return on average assets	A/I	1.5 %	1.5 %	1.6 %	1.6 %	1.4 %
Core return on average tangible assets	E/J	1.5 %	1.5 %	1.6 %	1.7 %	1.7 %

23

Non-GAAP Reconciliation

(continued)

(in millions of US Dollars, unless otherwise indicated)

		2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3
Tangible equity to tangible assets						
Shareholders' equity	K	$ 1,064.2	$ 999.1	$ 995.1	$ 1,003.6	$ 922.9
Less: goodwill and intangible assets		(96.7)	(94.4)	(96.3)	(98.9)	(70.6)
Tangible common equity	L	967.5	904.7	898.8	904.7	852.3
Total assets	M	14,373.0	13,939.1	13,528.1	13,374.0	13,179.5
Less: goodwill and intangible assets		(96.7)	(94.4)	(96.3)	(98.9)	(70.6)
Tangible assets	N	$ 14,276.3	$ 13,844.7	$ 13,431.8	$ 13,275.1	$ 13,108.9
Tangible common equity to tangible assets	L/N	6.8 %	6.5 %	6.7 %	6.8 %	6.5 %
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	44.2	45.2	46.2	46.9	48.1
Tangible book value per common share	L/O	21.90	20.03	19.45	19.29	17.73
Efficiency ratio						
Non-interest expenses		$ 88.8	$ 91.1	$ 88.5	$ 92.2	$ 92.5
Less: Amortization of intangibles		(1.9)	(1.9)	(1.9)	(1.4)	(1.4)
Non-interest expenses before amortization of intangibles	P	86.8	89.3	86.6	90.7	91.1
Non-interest income		56.0	55.6	55.1	60.0	52.0
Net interest income before provision for credit losses		88.1	87.4	87.1	86.9	90.2
Net revenue before provision for credit losses and other gains/losses	Q	$ 144.1	$ 143.1	$ 142.2	$ 146.9	$ 142.2
Efficiency ratio	P/Q	60.3 %	62.4 %	60.9 %	61.7 %	64.1 %
Core efficiency ratio						
Non-interest expenses		$ 88.8	$ 91.1	$ 88.5	$ 92.2	$ 92.5
Less: non-core expenses	(C)	(0.1)	(0.8)	(1.6)	(1.8)	(8.2)
Less: amortization of intangibles		(1.9)	(1.9)	(1.9)	(1.4)	(1.4)
Core non-interest expenses before amortization of intangibles	R	86.7	88.4	85.0	89.0	82.9
Net revenue before provision for credit losses and other gains/losses	Q	144.1	143.1	142.2	146.9	142.2
Core efficiency ratio	R/Q	60.2 %	61.8 %	59.8 %	60.5 %	58.3 %

24

25 Our peer group includes the following banks, noted by their ticker symbols: Peer Group • First Hawaiian, Inc. (FHB) • Bank of Hawaii Corporation (BOH) • East West Bancorp, Inc. (EWBC) • Cullen/Frost Bankers, Inc. (CFR) • Associated Banc-Corp (ASB) • Wintrust Financial Corporation (WTFC) • Commerce Bancshares, Inc. (CBSH) • Trustmark Corporation (TRMK) • International Bancshares Corporation (IBOC) • Community Financial System, Inc. (CBU) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC) • UMB Financial Corporation (UMBF)